SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

GOL INVESTOR BRIEFING

JANUARY 9, 2020

INVESTOR Briefing | GOL

TABLE OF CONTENTS

INTRODUCTION

PAULO KAKINOFF
CEO

INVESTOR Briefing | GOL

DISCLAIMER

Cautionary Statement Regarding Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Specific forward-looking statements include, without limitation, statements related to (i) the Company's financial outlook, goals, strategies, expectations, and projected results of operations, and the Company's related operational and financial strategies and goals; (ii) the Company's fleet plans, expectations, and opportunities, including with respect to fleet modernization; (iii) the Company's plans, opportunities, and expectations with respect to its reservation system; and (iv) the Company's vision. These forward-looking statements are based on the Company's current intent, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the impact of governmental regulations and other governmental actions related to the Company and its operations, in particular with respect to the Boeing 737 MAX aircraft, and any related changes in consumer behavior; (ii) the Company's dependence on third parties, in particular with respect to its fleet and technology plans and expectations, and the impact on the Company's operations and results of operations of any related third party delays or non-performance; (iii) the impact of changes in consumer behavior, economic conditions, actions of competitors (including without limitation pricing, scheduling, capacity, and network decisions, and consolidation and alliance activities), extreme or severe weather and natural disasters, fears of terrorism or war, and other factors beyond the Company's control, on the Company's business decisions, plans, strategies, and results; (iv) the Company's ability to timely and effectively implement, transition, and maintain the necessary information technology systems and infrastructure to support its operations and initiatives; (v) the impact of fuel price volatility, volatility of commodities used by the Company for hedging jet fuel, and any changes to the Company's fuel hedging strategies and positions, on the Company's business plans and results of operations; (vi) the Company's ability to timely and effectively prioritize its initiatives and related expenditures; (vii) the impact of labor matters on the Company's costs and related business decisions, plans, strategies, and projections; and (viii) other factors, as described in the Company's filings with the Securities and Exchange Commission, including the detailed factors discussed under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2018.

Notice Regarding Third Party Content

This presentation may contain information obtained from third parties, including ratings from credit ratings agencies such as S&P Global Ratings. Reproduction and distribution of third party content in any form is prohibited except with the prior written permission of the related third party. Third party content providers do not guarantee the accuracy, completeness, timeliness or availability of any information, including ratings, and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such content. THIRD PARTY CONTENT PROVIDERS GIVE NO EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. THIRD PARTY CONTENT PROVIDERS SHALL NOT BE LIABLE FOR ANY DIRECT, INDIRECT, INCIDENTAL, EXEMPLARY, COMPENSATORY, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, COSTS, EXPENSES, LEGAL FEES, OR LOSSES (INCLUDING LOST INCOME OR PROFITS AND OPPORTUNITY COSTS OR LOSSES CAUSED BY NEGLIGENCE) IN CONNECTION WITH ANY USE OF THEIR CONTENT, INCLUDING RATINGS. Credit ratings are statements of opinions and are not statements of fact or recommendations to purchase, hold or sell securities. They do not address the suitability of securities or the suitability of securities for investment purposes, and should not be relied on as investment advice.

TODAY'S OBJECTIVES

US: To brief you on the reasons to invest in GOL Airlines:

- Great market
- Great management
- Great product
- Great operating model
- Great value creation plan

GOL's 5Gs

YOU: To earn your GOL Wings!



TODAY'S GIB SCHEDULE

10h05
IATA's Peter Cerdá will share his views on the Brazilian Air Passenger Market

10h45
15-minute ad-ease

11h00
GOL's Chairman will brief you on our Purpose, Team and Industry

11h30
GOL's CEO will brief you on our Competitive Strengths and Strategies

12h00
GOL's VPs will brief you on our Revenue and Operations Strategies

13h00
Boeing will brief you on our Aircraft Competitive Advantages and RTS

14h30
GOL's CFO will brief you on our Financial Strategies and Value Creation

15h30
Wrap-up; Award of GOL 2020 Wings; Site Tours

CIAL SYSTEMS

BRAZIL AIR PASSENGER MARKET

PETER CERDÁ
IATA VICE PRESIDENT, THE AMERICAS

INVESTOR Briefing | IATA


ORDEM E PROGRESSO

AIR TRAVEL TO DOUBLE IN NEXT TWO DECADES



NORTH AMERICA
588m 2.5%
EUROPE
641m 2.3%
MIDDLE EAST
282m 4.5%
ASIA PACIFIC
2,662m 5.0%
AFRICA
213m 4.6%
LATIN AMERICA
398m 3.8%
Additional pax journeys per year in 2038 vs 2018 (million) & CAGR (% per year)

IATA

TOP 10 DOMESTIC AIR PASSENGER MARKETS 2018-38



Top domestic passenger markets, ranked by passenger numbers
2018
2020
2022
2024
2026
2028
2030
2032
2034
2036
2038
United States
China
India
Indonesia
Japan
BRAZIL
Australia
Russian Fed.
Mexico
Turkey
1
2
3
4
5
6
7
8
9
10
China
United States
India
Indonesia
BRAZIL
Japan
Mexico
Vietnam
Australia
Turkey

Source: IATA/Tourism Economics

BRAZIL'S GROWTH POTENTIAL: 106MM PAX

Passenger journeys to, from and within each county



AVERAGE PASSENGER GROWTH RATE (2018-2038, % CAGR)
6%
5%
4%
3%
2%
1%
0%
Additional Number of Passengers by 2038
57 Million
2.4%
Canada
17 Million
2.5%
Argentina
531 Million
2.5%
US
19 Million
3.2%
Chile
106 Million
3.8%
Brazil
105 Million
4.0%
Mexico
42 Million
4.1%
Colombia
29 Million
4.6%
Peru
10 Million
5.5%
Panama

AVERAGE ANNUAL TRIP FREQUENCY PER CAPITA



Spain
Canada
USA
Panama
Chile
Mexico
Colombia
Peru
Argentina
Brazil
4.4
2.8
2.6
2.0
2.5
2.1
1.3
0.9
1.2
0.6
0.7
0.4
0.7
0.4
0.6
0.3
0.6
0.4
0.5
0.3
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
5.0
2018
2010
SOUTH AMERICA AVERAGE 2018
0.8

VALUE OF AIR TRANSPORT IN BRAZIL





839,000 JOBS
SUPPORTED BY THE AIR TRANSPORT SECTOR
$18.8 BILLION
GROSS VALUE ADDED CONTRIBUTION TO GDP
1.1% GDP
SUPPORTED BY AIR TRANSPORT & FOREIGN TOURISTS ARRIVING BY AIR
DIRECT
SUPPLY CHAIN
EMPLOYEE SPENDING
TOURISM
167,000 JOBS
253,000 JOBS
119,000 JOBS
300,000 JOBS
US $4.9
US $5
US $2.4
US $6.5
BILLION GROSS VALUE ADDED
Source: Oxford Economics



68
INTERNATIONAL DESTINATIONS SERVED
NUMBER OF OPERATING AIRLINES
58
1.7M
LANDINGS AND TAKEOFFS

Source: HSBC 'The Second Frontier: Climate is changing for airlines', September 2019

BRAZIL'S TREMENDOUS POTENTIAL

		PASSENGERS	US$ GDP	JOBS
2017		101 mm	$18.8 bn	838,652 mm
2038	Current Trends	207 mm	$38.7 bn	1.4 mm
	Upside	472.8 mm	$88.2 bn	3.2 mm
	Downside	153.4 mm	$28.6 bn	1 mm

IATA

BRAZIL'S AIR CONNECTIVITY


North America
-6%
Latin America
-12%
Europe
13%
Middle East
69%
Africa
73%
LEGEND
2013
2018
0.7
0.35
0
Destination-Weighted Seats
Available Per ' 000 People

Source: HSBC 'The Second Frontier: Climate is changing for airlines', September 2019

CHANGING PASSENGER PRIORITIES

- enable innovation
- streamline baggage handling process
- facilitate seamless journey
- address the needs of passengers with disabilities
- improve disruption management

IATA



KEY CHALLENGES TO GROWTH IN BRAZIL

1. Regulatory Environment
2. Costs & Charges
3. Infrastructure – Airport & ATM
4. Political & Economical Stability

BRAZIL PRIORITIES

INFRASTRUCTURE

Capacity Constraints
Slots Airspace
Optimization

TAXES & CHARGES

Cash Cow Industry
High Cost Lack
of Transparency

SMARTER REGULATIONS

Politically Motivated
Global Standards
Sustainability

SAFETY & SECURITY

#1 Industry Priority
Security Risks
Regional Plan

DISTRIBUTION

BSP Cuba
Fraud Concerns
NDC/ Agents

IATA

ENVIRONMENTAL SUSTAINABILITY



- Climate change one of the important issues of our time.
- The aviation industry is working to reduce its impact upon climate.
- Under **CORSIA**, the first global sector-specific climate program, the aviation industry will spend over **$40 billion on projects that address the climate impact of flying.**
- As of June 2019, more than **180,000 commercial flights using sustainable aviation fuels** have been performed.

IATA

EFFICIENCY IMPROVEMENTS

TECHNOLOGY

ATM

AIRPORTS

SUSTAINABLE AVIATION FUELS

A flight you take today produces 50% less CO_2 than the same flight in 1990.

IATA

Q&A

Peter Cerdá

Regional Vice President,
The Americas

cerdap@iata.org

www.iata.org

IATA


BREAK
+10CM

GOL'S PURPOSE, TEAM and INDUSTRY

CONSTANTINO DE OLIVEIRA JUNIOR
CHAIRMAN

INVESTOR Briefing | GOL

GOL: 19 YEARS POPULARIZING TRAVEL

#1 LCC
in South America

Brazilian Market Leader
(ASKs; PAX Transported;
Corporate Sales; Customer
Satisfaction)

+137 Aircraft
(130 737MAX Order)

+500 Million
PAX transported

+100 Destinations
(51 Regional;
16 International)

Smiles: +16 Million Customers
Leading FFP Program

15,500 Employees
(1,700 Pilots)


GOL

OUR PURPOSE

BE FIRST FOR EVERYONE



OUR VISION

BE THE BEST AIRLINE TO TRAVEL, WORK AND INVEST



OUR STRATEGY

THE BEST SERVICE @ THE LOWEST COST

OUR VALUES

OUR WAY OF BEING AND DOING

SAFETY
Our #1 value: guides all our actions

LOW COST
The lowest unit costs in the industry

TEAM OF EAGLES
A Company of opportunities, the best Team in Brazil

INTELIGENCE
Maximized results with intelligent solutions and technologies

SERVE
The GOL way of Serving makes us the best option for the Customer

SEASONED MANAGEMENT TEAM

- **Experience**: 60+ years of combined tenure at GOL
- **Consistency**: experience managing through all economic cycles
- **Commitment**: the only all-Brazilian team
- **Productivity**: highly efficient and unique culture

	Name / Title	Roles	Years at GOL	Years of Experience
	**Paulo Kakinoff** President and CEO	• CEO 2012 – • Board member 2011 – 2012	10	22
	**Edu Bernardes** Vice President, Sales & Marketing	• VP Sales & Marketing 2015 –	19	23
	**Celso Ferrer** Vice President, Operations	• VP Operations 2019 – • VP Planning 2015 – 2019 • Active GOL B737 Pilot	17	19
	**Richard Lark** Chief Financial Officer	• EVP, CFO 2003 – 2008, 2016 – • Board member 2008 – 2016	18	30
	**Sergio Quito** Chairman, Safety and Security	• VP Operations 2012 – 2019 • Active GOL B737 Pilot	15	41

EVOLUTION OF OUR NETWORK

The expansion of our robust network has driven meaningful results

	2001	2010	3Q19
Daily Departures[1]	**66**	**834**	**875**
Market Share – Brazil Total Traffic	2.1%	24.9%	22.7%
Market Share – Brazil Domestic Traffic	4.7%	39.7%	39.1%
Market Share – Brazil International Traffic	0.0%	4.9%	6.1%
Number of Cities Served[2]	**20**	**67**	**104**
Number of Brazilian States Served	15	27 (100%)	27 (100%)
Number of Countries Served	1	6	11
Operational Fleet	**6**	**125**	**125**

1) During peak travel seasons. *2) 2010 includes 14 international destinations*

BRAZIL: UNIQUE GEOGRAPHY & DEMOGRAPHICS


Land of opportunity
Preserve
Middle lands
Challenge
Frontier
Heartland

Highly Integrated Network



Geographic GDP distribution


AM
PA
AP
MT
MS
MG
9.2%
BA
3.3%
ES
RJ
11.8%
SP
32.1%
PR
6.3%
SC
3.8%
RS
6.2%

Source: IBGE (2018) and FDC, Prof Paulo Vicente

BRAZILIAN AIRLINE INDUSTRY



Age
Men
Women
2013
2040
Above 90
85 a 89
80 a 84
75 a 79
70 a 74
65 a 69
60 a 64
55 a 59
50 a 54
45 a 49
40 a 44
35 a 39
30 a 34
25 a 29
20 a 24
15 a 19
10 a 14
5 a 9
1 a 4
0 a 1
Million people
10 8 6 4 2 2 4 6 8 10
10 8 6 4 2 2 4 6 8 10

Population 201 million
7.4% above age of 65

Population 228 million
18.5% above age of 65



GDP per capita - PPP (US dollar) in Brazil
(based on purchasing power parity - PPP)
16,000
15,000
14,000
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1990
1994
1997
2000
2003
2006
2009
2012
2015
2018

Source: Brazilian Institute for Geography and Statistics (IBGE), and the GlobalEconomy.com (World Bank)

BRAZILIAN AIRLINE INDUSTRY

Domestic Passenger Demand Growth (% RPK)



3.1x 4.0x 3.6x 0.5x 11.5x -0.3x 1.7x 3.1x 3.9x 1.4x 3.3x
Demand
~2 to 3x
GDP Growth
23.6%
15.9%
6.9%
1.4%
5.8%
1.1%
-5.7%
3.2%
4.4%
1.6%
6-9%
2010 2011 2012 2013 2014 2015 2016 2017 2018 2019E 2020E

Brazil's Infrastructure

Mode	unit	USA	Brazil	Mexico
Land Area	Thousand Sqkm	9,834	8,516	1,964
Railways	km	224,792	28,538	17,166
Roadways	km	6,586,610	1,580,964	377,660
Waterways	km	41,009	50,000	2,900
Pipelines	km	2,225,032	27,468	37,008
Ships	1000+GRT	393	109	52
Airports	**Paved runways**	**5,054**	**698**	**243**
Airports	**w/over 3.4 km of runway**	**189**	**7**	**12**

Sources: ANAC, Central Bank of Brazil, IBGE.

INTERNATIONAL GROWTH

	Argentina	Bolivia	Paraguay	Uruguay	Chile	USA	Ecuador	Mexico[1]	Peru[2]
First GOL Flight	Dez-04	Nov-05	Jan-06	Jan-06	Nov-06	Nov-18	Dec-18	Jun-19	Dez-19
Destinations (2019)	5	1	1	2	1	2	1	1	1
Flights / Day	10	1	1	2	3	3	1	1	1
ASK (mm) (2019)	2,922	237	150	548	877	1,973	228	164	425
PAX Flown (2019)	1,068,865	89,515	80,341	225,248	232,887	238,537	30,456	20,100	72,324
Net Revenues 2019E (R$ mm)	502	45	35	124	123	196	22	18	53

(1) Resumed in 2019. (2) Annualized.



GOL: OUTPERFORMING THE INDUSTRY

1. Best-positioned
2. Long-term advantages
3. Single B737 fleet
4. Seasoned management

GOL's 5Gs


Great Market
Great Management
Great Product
Great Operating Model
Great Value Creation Plan

GOL's COMPETITVE STRENGTHS and STRATEGIES

PAULO KAKINOFF
CEO

INVESTOR Briefing | GOL

GOL'S RESULTS DELIVERED TO INVESTORS



LTM Operating Income (EBIT) (R$ MM)
CQGR = 15%
403
697
513
709
800
990
1,241
1,258
1,116
1,400
1,402
1,678
2,111
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19



LTM Operating Cash Flow (R$ MM)
CQGR = 23%
244
0
269
876
1,500
1,722
1,878
1,963
2,092
2,265
2,395
2,679
3,005
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19



LTM EBITDA (R$ MM)
CQGR = 13%
846
1,144
952
1,158
1,284
1,495
1,790
1,854
1,749
2,068
2,325
2,852
3,637
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19



Net Debt / LTM EBITDA (x)
-3.8x
6.7 x
5.7 x
4.6 x
5.5 x
4.8 x
4.5 x
4.0 x
4.3 x
4.6 x
3.8 x
3.3 x
3.1 x
2.9 x
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19

PRELIMINARY 2019 RESULTS

Records:

Net revenues
~R$13.8 billion

Operating margin
~19%

EBITDA margin
~31%

Operating cash flow
~R$3.4 billion

Revenue passengers
~36.4 million

Load factor
~82%

Achievements:

Net debt/EBITDA
~2.9 x

EPADS, fully diluted
~US$ 0.45

NPS
>40

THE GOL STRATEGY

Lowest Cost

- High utilization of the newest and most fuel-efficient B737 aircraft
- Low fleet age and increased stage length



Right Product

- Most attractive product, experience & best fares
- Leadership in corporate/HVC & leisure/economy



Right Market

Brazil: one of the top five domestic markets

*(1st US; 2nd China; 3rd India; & 4th UK)**


220
200
180
160
140
120
100
80
2014
2034
Indonesia
Japan
BRAZIL
Spain
Germany
France
Italy

(*) Source: IATA (million O-D passenger journeys | to, from and within)

GOL'S COST EFFICIENCY


Liters consumed / Revenue passenger kilometers (RPK) LTM
Liters of fuel (in billion)
1.55
1.39
1.38
1.40
1.46
40.4
38.7
37.0
36.5
35.3
-13%
2015
2016
2017
2018
LTM 3Q19


Revenue passenger kilometers (RPK) / Employee (in thousand) LTM
Employees (in thousands)
16.5
15.3
14.5
15.3
15.8
2,332
2,354
2,562
2,512
2,608
+12%
2015
2016
2017
2018
LTM 3Q19

STRENGTHS OF THE GOL MODEL

Unique Positioning & Competitive Strengths

What **is** observed by the passenger



Attributes	Representativeness	GOL's Position
• Onboard Service • Loyalty Program • Entertainment • Comfortable Seats • Freshness/modern ambience	10-15% of costs	Continuous evaluation of attributes that represent value to passenger to better focus on these investments
• Engine maintenance • Fuel consumption • Parts inventory • Hours flown by each aircraft • Time between arrival and next departure • Aircraft leasing • Crew	85-90% of costs	**Lowest-Cost** Due to high efficiency/productivity



What **is not** observed by the passenger

GOL'S REVENUE PRODUCTIVITY


Net revenue per Flight
(in R$ thousand) LTM
Flights (thousand)
315.9
261.5
250.7
250.0
254.6
31.0
37.7
41.2
45.6
52.1
+68%
2015
2016
2017
2018
LTM 3Q19


Net Revenue per Employee
(R$ thousand) LTM
Employees (in thousands)
16.5
15.3
14.5
15.3
15.8
594
647
711
746
837
+41%
2015
2016
2017
2018
LTM 3Q19

CONTINUOUS INNOVATION @ GOL


Initial ideas
CONCEPT & DEFINITION
DESIGN & DEVELOPMENT
VALIDATION & PRODUCTION
New Product



I'm GAL

The GOL App is one of the most complete mobile Apps in the world

Improvements and features are exclusive to the GOL App

High NPS


GOL
TRECHO
Ida e volta
PASSAGEIROS
1 Adulto
SAINDO DE
Belo Horizonte – Confins (CNF)
INDO PARA
Para onde você quer ir?
Mais sabor no seu tempo

CONTINUOUS INNOVATION @ GOL


GOL


Alugue essa ideia.
Localiza

FACIAL BIOMETRICS FOR BOARDING


GOLlabs




GOL



STRENGTHS IN OUR TARGET MARKETS



Unparalleled and hard to-replicate network



Best-positioned with high-yielding business travelers



#1 position in main airports

NATION'S LARGEST DOMESTIC AIRLINE

GOL has the strongest market presence the nation's top metro areas[1]


São Paulo
(CGH, GRU, VCP)
38%
38%
21%
Rio de Janeiro
(SDU, GIG)
63%
21%
12%
Brasilia
44%
47%
4%
Salvador
39%
32%
20%
Curitiba
35%
28%
35%
Porto Alegre
40%
31%
27%

The Market Leader

- 38% of domestic market share
- Market leader in main airports[1]
- Serve (offer itineraries for sale) 99 of the top 100 domestic O&D city pairs


Fortaleza
39%
42%
14%
GOL
Latam
Azul

Source: ANAC (1) 2019E

THE GOL VIRTUOUS CYCLE

Lowest Costs

Strong Balance Sheet



Best Product & Fares

Unique Brand & Culture

GOL'S TEAM CULTURE

Culture: quality & results

- Empowered and incentivized to make decisions
- Cost-conscious
- Open communications



Engaging our people

- Working collaboratively
- Front-line leadership
- Training and empowering
- Diverse and inclusive



Participation in Results

- Profit sharing for all
- Stock options for key



GOL'S CULTURE AND COMMUNICATION INITIATIVES

- "Welcome package" for new employees
- Tools to engage with crewmembers and training
- Alignment with GOL's objectives: formal delegation; goals are negotiated and bonus targets are agreed
- Crewmember satisfaction: surveys, NPS
- National Awards in HR

GOL IS COMMITTED TO SUSTAINABILITY

HIGHLIGHTS

- Environmental management system
- FAA 145 Repair Station certification
- Effluents generated are treated
- Commitment to reuse of water
- Pioneer in biofuel technology
- Greenhouse gas inventory (GHG Protocol)
- Governance: beyond ADR III & B3 level 2

GRI™

VALUE ADDED DISTRIBUTED (2018)



7% to Shareholders
30% to Personnel
R$5.8 BILLION
54% to Lessors and Debtors (rent and interest)
9% to Government (taxes, fees and contributions)

GOL'S ESG INITIATIVE REPORTING

SASB #TR0201

Environmental	9M19	2018	2017	2016
Fuel				
Total fuel consumed (GJ x 1,000)	38,157	48,935	45,891	46,331
Total fuel consumed (liters x 1,000 /ASK)	28.9	29.2	29.5	30.0
Fleet				
Average age of fleet	10.0	9.5	9.2	8.0
Social	**9M19**	**2018**	**2017**	**2016**
Labor relations				
Employee Gender (% Male/Female)	55/45	55/45	55/45	55/45
Age: Under 30 years (%) / Between 30 and 50 years (%)	26/63	29/60	26/63	27/63
Active workforce under collective-bargaining agreements (%)	100	100	100	100
Customer & Company behavior				
Customer Satisfaction Index (SMS score)	8.31	8.39	8.33	8.24
On-time departures (%)	90.4	91.8	94.6	94.8
Flight completion (%)	98.5	98.5	98.5	94.2
Lost baggage (per 1,000 pax)	2.10	2.03	2.06	2.23
Safety				
Number of fatalities	-	-	-	-
Number of governmental enforcement actions and aviation safety	-	-	-	-
Governance	**9M19**	**2018**	**2017**	**2016**
Management				
Independent Directors (%)	44	44	44	44
Participation of woman in leadership positions (%)	34	38	37	35
Committees and Policies				
Number of Committees: all with independent members included	5	5	5	5
Shareholder Meetings				
Representation of voting capital at the shareholders meetings (%)	100	100	100	100

GOL'S FOCUS



SUSTAINABLE GROWTH

Deliver sustainable growth with capacity discipline and a strong balance sheet

GOL CULTURE

Maintain the high performance of our team in the domestic and international markets

HIGH PRODUCTIVITY

Strengthen our productivity with aircraft utilization >12h and maintaining unit costs 25% below competitors

INTERNATIONAL & REGIONAL EXPANSION

Leverage our competitive advantages and delivering a competitive product with the lowest unit costs

CUSTOMER SATISFACTION

Increase net promoter score by being the easiest to use and most affordable airline in the market

GOL's 5Gs



Great Market
Great Management
Great Product
Great Operating Model
Great Value Creation Plan

GOL'S REVENUE STRATEGIES

EDUARDO BERNARDES
VICE PRESIDENT, SALES AND MARKETING

INVESTOR Briefing | GOL

THE GOL CUSTOMER

"Rodolfo"
85 tickets | US$20,000/year
Smiles Diamond



Business

Volume: 27%
Revenue: 50%



Frequent
22%



Occasional
33%



Eventual
45%

"Lais"
1 ticket | US$75/year
Non-Smiles



Leisure

Volume: 73%
Revenue: 50%



Planned
50%



Weekend
42%



Family
8%

CUSTOMER SEGMENTATION STRATEGY


CRM
Billing & Ordering
Network/ Usage
Channels
Devices
Location
Call Records
Demographic
Apps/ Clickstream
Social
Customer 360°

PRODUCT STRATEGY


GOL Smiles
Diamante
Smiles Diamond


Premium Economy


Entertainment


On-board Services


Wi-Fi and +Pitch


Premium Lounge

PRODUCT OFFERING COMPARISON

Best in Class

	GOL	RYANAIR	Southwest	WESTJET	LATAM	Azul
CUSTOMER MIX	Leisure/ Business/ SMEs	Leisure	Leisure / SMEs	Leisure / Business	Leisure / Business	Leisure / Business
On-board Wi-Fi	✓	✓	✓	✓	✗	✗
Live TV	✓	✗	✓	✓	✗	✓
Free beverages (non-alcoholic)	✓	✗	✓	✓	✗	✓
Free snacks	✓	✗	✓	✓	✗	✓
On-board sales	✓	✓	✗	✓	✓	✗
Tier Elite	✓	✗	✗	✓	✓	✓
Cabin segmentation	✓	✗	✗	✓	✗	✓
Airport lounges	✓	✗	✗	✗	✗	✗
Designated seats	✓	✗	✗	✓	✓	✓
Seat pitch	34" / 30"	28" / 30"	30"	33" / 31"	29"	34" / 30"

THE GOL PRODUCT: WHAT CUSTOMERS VALUE MOST

	Price-sensitive	← Value →		Premium
Network & schedule	Point-to-point			Network depth & hubs
Rewards & co-brand card	Less "earn" & "burn"			More "earn" & "burn"
Cabin	Economy			GOL+Conforto
Inflight product	Regular product / service offering			Premium food & beverage
Ground product	Self-serve, Pay-per-use			Priority check-in, Boarding, new Concept lounges
Fare segmentation	Unbundled			Bundled

DISTRIBUTION STRATEGY


GOL
Global leader in online booking
~90% of passenger revenue
42% direct-to-consumer

Customer


Direct
42%
58%
Indirect (Commis-sionable)

Sales Channel


Call Center + Airport
GDS
5%
5%
Internet + API
90%

Systems Used


GDS
5%
Openskies / Navitaire
95%

GOL internet bookings and sales expense


% Internet Bookings/Total Bookings
Sales Expense as % of Net Revenues
94.5%
93.8%
92.8%
92.6%
93.1%
10.6%
10.2%
8.7%
6.7%
6.7%
2015
2016
2017
2018
9M19

REVENUE MANAGEMENT STRATEGY

Differential Pricing:

- Variety of fares differentiated by restrictions
- Restrictions justify different prices

Yield
is result of
seat optimization and
dynamic pricing
according to
supply and demand

Fares
are segmented by
advance purchase,
consumption behavior,
sales channel
and product

Availability
of each fare reflects
consumer elasticity
and expected load
factor of each flight
considering entire
network

REVENUE MANAGEMENT STRATEGY

GOL's Digital Analytics Transformation → Making GOL a Leading Tech Airline

Digital and Agile
Evolving ways of working to create competitive advantages through new services and new products

Advanced Analytics and AI
Leveraging the power of analytics to increase efficiency in pricing, marketing and operations

New Capabilities
Developing digital analytics centers; Training digital talents; Mastering data

GOL'S DIGITAL ANALYTICS TRANSFORMATION

Customer excellence

Revenue uplift

Operations efficiency

Analytics & Data

World class Tech Function

New ways of working

Central to advancing GOL's strategic agenda

- Grow revenues
- Improve experience and maximize client satisfaction
- Optimize costs, efficiency and performance
- Evolve ways of working and engagement of employees
- Be a global airline reference in technology



GOL'S OBJECTIVES FOR REVENUE ANALYTICS

1. Boost performance and create competitive advantage in Revenue and Customer Experience through **Advanced Analytics** (AA)
2. Build and democratize "**one source of truth**" with end-to-end customer insight, leveraging information and signals in an integrated way
3. Increase efficiency and intelligence of management processes and performance, optimizing speed and accuracy in decision making
4. Foster **data-driven culture** and systematically incorporate AA into the organization
5. Accelerate internal capabilities in AA and promote cross-department collaboration, leveraging agile ways of working

ANCILLARY REVENUE STRATEGY

Checked bags,
Wi-Fi,
Onboard food and drinks,
GOL+Conforto,
Carry-on bags,
Priority Check-in,
Call center assistance,
Seat assignment,
Flight changes,
Trip interruption insurance

GOL offers more ancillary services than competitors

Ancillaries represent ~9% of PRASK

Ancillary Gross Revenue (R$ million)



235
280
266
328
309
305
327
CQGR = 5.7%
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19


Gollog
Serviço de cargas da Gol

CARGO REVENUE STRATEGY

- Leading player in Brazilian cargo | 25% market share in 3Q19
- Extensive cargo operations serving 3,600+ cities in Brazil & 12 cities abroad
- Network of 117 franchise units extends our reach beyond South America


Cargo Revenue (R$ MM)
CAGR = 7.0%
312
314
347
390
409
2015
2016
2017
2018
2019E

CARGO REVENUE STRATEGY

9M19 Cargo Customers (by R$)



Clothing and Textiles
21%
Pharmaceuticals and Cosmetics
21%
Electronics and Accessories
9%
Promotional Materials and Documents
7%
Others, including Perishables
20%
Spare Parts
21%

GOLLOG



Customers
Pick up
GOLLOG
Offline Warehouse
Road
GOLLOG
Airport Warehouse
Flight
Last-mile
PICKUP
Pick-up at store

- 2020E revenues: +14% growth
- Volume transported: ~89,000 tons
- E-commerce revenue growth: +75%
- Units: 130 nationwide
- 2022E revenues: ~9% of total GOL revs

LOYALTY REVENUE STRATEGY

Smiles

Selling miles

Credit card expenditures become points and can be transferred to Smiles miles — **Banks**

Financial Miles products allow use of money, miles or both, reactivate, joint accounts, on credit purchases and Clube Smiles — **Products**

Fly on partner airlines and accumulate miles — **Flights**

Buy products and use commercial partners' services and earn miles — **Partners**

Awarding customers

Flights — More than 900 destinations

Hotels — Redeem miles for hotel stays at 400,000 properties

Car rental — Redeem miles for car rental days

Travel with no miles — Travel without any miles in your account with 'Easy Travel'

Products — Thousands of products, services and experiences with Smiles Shopping



Gross Billings (R$ MM) / Y-o-Y Growth (%)
431
465
500
512
508
552
588
628
626
684
634
17.8%
18.8%
17.6%
22.6%
23.4%
23.9%
7.7%
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19



Net Revenues (R$ MM) / Y-o-Y Growth (%)
230
218
218
235
247
198
263
279
241
278
279
7.5%
-9.0%
21.1%
18.8%
-2.6%
40.3%
6.1%
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19

BRAND STRATEGY

Top of Mind HVC – 3Q19


42
29
18
GOL
LATAM
Azul

BRAND PREFERENCE HVC – 1st Mention - 3Q19


35 34 38 40 42
3Q 18 4Q 18 1Q 19 2Q 19 3Q 19
GOL
30 28 27 28 25
3Q 18 4Q 18 1Q 19 2Q 19 3Q 19
LATAM
21 26 25 27 27
3Q 18 4Q 18 1Q 19 2Q 19 3Q 19
Azul

BRAND MOMENTUM HVC – 3Q19


49 50 44 52 50
3Q 18 4Q 18 1Q 19 2Q 19 3Q 19
GOL
20 19 20 17 19
3Q 18 4Q 18 1Q 19 2Q 19 3Q 19
LATAM
18 25 26 23 26
3Q 18 4Q 18 1Q 19 2Q 19 3Q 19
Azul

Leadership across all brand metrics in the eyes of HVC's

ENSURING ENGAGEMENT AND EXCELLENT CUSTOMER EXPERIENCE



Innovation and truly digital business: **customer experience builds loyalty!!!**

Loyalty program (Smiles)
Over 16 million members



NPS growth
From 8 in 2014 to over 40 in 2019


ANTECIPAMOS A
BLACK FRIDAY
SÓ NESTE FIM DE SEMANA
R$129,00

Black Friday (sales record):
+38% over 2018, 450,000 tickets sold to 99 destinations, +R$120 million sold in only one day!

GOL's 5Gs


Great Market
Great Value Creation Plan
Great Management
Great Operating Model
Great Product

GOL'S OPERATIONS STRATEGIES

CELSO FERRER
VICE PRESIDENT, OPERATIONS

INVESTOR Briefing | GOL

GOL'S OPERATIONS ARE CALIBRATED FOR LONG TERM SUCCESS


Single Fleet Type
Irreplicable Network
VALUE GENERATION
High Operating Efficiency
Optimized Capacity

A STRONG SAFETY CULTURE

Safety and Security Reports



Reports/1,000 cycles
15,793 reports in 2019
2019
60.5
2018
35.0
2017
30.4
2016
26.5
+73%
+15%
+15%
+128%



Identified
96%
(15,161)
4%
Anonymous



Mobile
Reporting
6,317
40% of
Reports
2019

FDM: 100% of GOL Fleet monitored via +1,500 parameters



Source: GOL

TOP-NOTCH SAFETY ORGANIZATION

Leadership on Safety Councils, Committees and Working Groups

Memberships

- Operations Committee
- Safety Group
- Safety & Flight Operations
- IOSA Oversight Council
- Regional Coordination
- Maintenance Taskforce
- ALTA/IATA Safety Team

IATA

Awards

- Winner of 2018 InovANAC Award; Honorable mention in 2019

Prêmio INOVANAC 2018 SAFETY OPERADOR AÉREO

Proactivity

- GOL is Chairman of the Brazilian Commercial Aviation Safety Team
- Embry-Riddle Aeronautical University Research Partnership
- Brazilian National Wildlife Strike Risk Committee

BCAST GRUPO BRASILEIRO DE SEGURANÇA OPERACIONAL DA AVIAÇÃO COMERCIAL

CNRF

BENEFITS OF THE SINGLE FLEET TYPE

GOL's operating strategy is built around the Boeing 737

Commonality & Cost Savings
- Simplified Maintenance
- Smaller spare parts inventory

Operational flexibility
- Scheduling is simplified
- Higher Utilization

Lower labor costs
- Reduced training expenses
- Employees become highly knowledgeable about the Boeing 737


GOL



Source: FAA & ICAO

THE GOL - BOEING PARTNERSHIP

Long-term win-win

Landing Capability at SDU (passengers)


100% Load Factor
120
155
174
187
201
737-800 No SFP
737-800 SFP1
737-800 SFP2
737-800 SFP2, carbon brakes
737-800 SFP2, carbon brakes, radial tires

- GOL can better match demand throughout the day with the -700 and -800
- GOL can fly larger -800s during high demand morning and evening periods

Benefits to airline operations:

- Improved field performance
- Higher landing and takeoff weights


Sealed leading edge slats
Two-position tailskid
Reduced idle thrust delay
Increased flight spoiler deflection

Note: Passenger limits illustrate total payload capability and may be in excess of 186 seat configuration. Analysis of GOL configuration at SDU (90 kg/pax).

SOURCE: Boeing

FLEET UPGAUGING DRIVES EFFICIENCY

The MAX Effect

Productivity to increase by ~24%

13% increase in capacity solely as a function of more seats per aircraft



167
169
168
174
178
179
180
181
184
2015
2016
2017
2018
2019E
2020E
2021E
2022E
2023E

	2015	2016	2017	2018	2019E	2020E	2021E	2022E	2023E
737 NG (#)	144	130	119	114	130	117	110	101	93
737 MAX (#)	-	-	-	6	7	23	34	46	58
Total (#)	**144**	**130**	**119**	**120**	**137**	**140**	**144**	**147**	**151**

Source: Company's filings and estimates, Boeing.

HIGH OPERATING EFFICIENCY

Business model focused on low unit costs & unit revenue optimization

High flexibility

- Single fleet of 737s; regional and international deployment
- Leasing and supply contracts



Productive and lean

- Best aircraft utilization: 13 block hours
- Fleet renewal allows further CASK reduction
- Efficient and modernized airports (less ground time)



Operations analytics

- Creating value through Operations analytics
- Advanced analytics, big data, and new technologies
- Optimizing fuel consumption



In-house MRO

- Largest MRO facility in Latin America
- Over 1 million sqft
- 3 hangars / 6 shops
- 7 simultaneous aircraft






1 million square feet facility


Six shops

GOL Aerotech

1. Our newest business unit: provides aircraft maintenance, repairs, and aircraft and components overhauls (MRO)

2. Shop Services: engines, engine test cells, blades and vanes, machines, rotors, hangar bays, composites, paint hangar bays, wheels and brakes, avionics, electronics, and audio visual

3. Certified: by national and international regulators; 760 employees, engineers and technicians

4. 2020E Revenues: ~R$140 million

HIGHLY EFFICIENT OPERATIONS

High Utilization and Upgauging

Aircraft Utilization (block hours)


GOL
12.4
12.1
11.8
11.3
11.2
Copa
11.5
11.6
11.6
11.3
11.0
11.1
10.8
10.9
Southwest
10.9
11.0
10.9
10.7
10.6
10.7
10.5
10.4
Ryanair
10.3
Azul
10.3
Latam
9.5
9.7
9.5
9.9
9.7
9.1
2015
2016
2017
2018
9M09

(1) LATAM 9M19 - Considering Total Operational Aircraft and Block Time expected.
Source: GOL, LATAM and AZUL; Diio MI. 2019; ANAC. 2019.

Domestic Brazil Pax per Flight

Average number of passengers per flight


+5
+15
+18
123
76
138
129
82
142
134
85
141
141
91
143
2016
2017
2018
11M19
GOL
Azul
Latam

HIGHLY EFFICIENT OPERATIONS

Low Operating Costs

RPK / Ownership[1]


In RPKs/USD cost.
126
126
126
GOL
111
55
56
58
54
Azul
2016
2017
2018
9M19

RPK / Fuel consumption


In RPKs/Gallon
GOL
108
102
104
98
Latam
100
99
98
96
94
88
84
78
Azul
2016
2017
2018
9M19

(1) Being Ownership the leasing inside the EBIT (Pre IFRS-16). In 2019, leasing payments (DFP, notes) were considered. It does not consider seven out of service MAX-8 aircraft.

Source: Releases GOL, LATAM Holding and AZUL; and Diio MI. 2019.

HIGHLY EFFICIENT OPERATIONS

Reducing Fuel Consumption

ASKs produced per gallon



GOL
Copa
Southwest
Latam
Azul
8.5
8.8
8.9
9.0
9.1
8.8
8.7
8.8
8.8
8.8
8.3
8.4
8.5
8.6
8.5
7.7
7.9
8.2
8.3
8.2
6.9
6.9
7.2
7.6
7.8
2015
2016
2017
2018
9M09

Fuel Cost Saving Initiatives

- Tankering model improvement
- Contingency fuel reduction
- Alternate improvement
- Statistical extra fuel/taxi statistical fuel
- Improved climb
- Route planning optimization
- Passenger weight profile
- ICMS tax reductions at various airports



2,911
2,924
2,925
2,910
2,872
2,920
2,918
Average consumption
(liters per block hour)
2013
2014
2015
2016
2017
2018
2019

Source: Company filings

HIGHLY EFFICIENT OPERATIONS

High Quality Customer Service

Lost Baggage / 1,000 Passengers[1]


GOL
Brazilian Industry
Global Average
Europe
North America
Asia
2.0
2.5
5.7
7.3
2.9
1.8

Customer Complaints / 1,000 pax


GOL
Industry Ex-GOL
6.7
13.7
17.5
27.7
26.9
30.6
2017
2018
2Q19²

Completion (%)[3]


100%
98%
96%
94%
92%
GOL
Industry Ex-GOL
2017
2018
YTD 2019*

On-time Service (OTP 30')[3]


100%
80%
20%
0%
Industry Ex-GOL
GOL
2017
2018
YTD 2019*

(1) 2018 (2) Not considering Avianca Brazil (O6) (3) Only monitored domestic flights. Not considering Avianca Brazil (O6)
(*) YTD 2019 – Until Nov/2019 Source: ANAC, ABEAR, GOL, INFRAERO, BH AIRPORT, INFRAMERICA, RIOGALEAO, VIRACOPOS


GOL

OPTIMIZED CAPACITY

1. ASK production and seasonality: **sustainable cost advantage** & **flexibility**

2. GOL has a **mature** and **well-structured** aircraft delivery and redelivery process:
   - fleet plan <u>matches</u> capacity-demand
   - fleet growth <u>tracks</u> GDP growth
   - contracts provide <u>flexibility</u> for higher or lower market growth and opportunities (ability to flex order and re-deliveries)
   - average age of 6 years by 2024

3. MAX unavailability and NG maintenance: **flexibility** and **quick response**

GOL'S CAPACITY MANAGEMENT

Flexibility, Versatility and Agility

Fleet Plan (EoY)



±10%
137
7
130
140
23
117
144
34
110
147
46
101
151
58
93
2019
2020
2021
2022
2023
B737-NG
B737-8/10 MAX

Fleet Flexibility



138
137
119
152
140
130
156
144
136
159
147
141
163
151
142
2019
2020
2021
2022
2023

Lease Extensions and new Boeing NG Leases

- Capacity for high season (Dec/19 to Mar/20) covered by NGs
- Capacity for low season (Mar-Jun/20) reduces by 10%



MAX Aircraft
NG New Leases
NG Subleases
NG Lease Extensions
NG Existing Leases
120
7
113
113
2
111
119
5
3
111
120
5
2
4
109
130
11
7
6
106
Jan/19
Mar/19
Jul/19
Out/19
Dez/19

THE MOST COMPREHENSIVE DOMESTIC NETWORK

Top 10 GOL's Domestic Airports

Seat Share - 2019

Airport	Seats (MM)	GOL	Latam	Azul	Others
GRU*	17.2	33%	44%	14%	8%
CGH*	14.3	49%	44%	5%	3%
BSB	9.9	41%	48%	6%	5%
CNF	6.5	21%	23%	55%	1%
SDU*	6.1	41%	31%	23%	5%
GIG	5.7	67%	20%	8%	5%
REC*	4.9	27%	16%	53%	4%
POA	4.7	37%	28%	32%	3%
SSA	4.4	36%	28%	24%	12%
CWB	4.1	31%	30%	36%	3%

Highlights

- 43% Share in the 3 most important city-Hubs
  - 48 Destinations from SAO² (vs 39 #2 player)
  - Absolute Leadership in RIO International (+70% Share and unique connectivity)
  - Leader in peak times at BSB (>50% of connecting traffic)
- Largest loyalty base (>16MM customers)
- Market Leader (37.7% share overall³ and 37.3% of corporate⁴)

Constrained Airports – According to ANAC; (2) SAO – GRU and CGH
(3) ANAC – 3Q19 – Domestic Market Share (4) ABRACORP – 3Q19 – Domestic Sales Source: Diio MI. 2019

BRAZIL'S LARGEST REGIONAL NETWORK

GOL's 2019-2020
Brazil Domestic Market
Regional Expansion
and Development


MAP
LINHAS AÉREAS
PASSAREDO
twoFlex
GOL
MAP
Passaredo
TwoFlex
Novos Destinos GOL
Destinos GOL

+ 6 New Destinations by GOL in 2019

+34 New Destinations by partners in 2019

GOL

Brazil's regional market leader[1]

(1) Considering Jan/20 ASK metrics

GOL'S NETWORK STRATEGY FOR INTERNATIONAL EXPANSION



Amsterdam
Paris
9%
91%
Miami
(Miami, flights from and to Brazil , 2020E)
Orlando
Miami
Cancún
Hub BSB
(Brasília, DF)
Hub FOR
(Fortaleza, CE)
Hub GRU
(São Paulo, SP)
Hub GIG
(Rio de Janeiro, RJ)
26%
74%
Ezeiza
(Buenos Aires, flights from and to Brazil, 2019)

INTERNATIONAL OPPORTUNITIES

Significant International Traffic To and From Brazil

Passengers Between Brazil and Other Countries
(Annual Enplanements, 000s)



Population (MM)
44.7
4,511
21.3
3,512
18.2
2,309
130.8
862
3.5
745
32.6
631
49.5
567
11.2
323
6.9
277
4.2
96
32.4
38
Argentina
Florida1
Chile
México
Uruguay
Peru
Colombia
Bolivia
Paraguay
Panama
Venezuela

	Argentina	Florida1	Chile	México	Uruguay	Peru	Colombia	Bolivia	Paraguay	Panama	Venezuela
GOL Flights/ Day (4Q19)	10	3	3	1	2	1	–	1	1	–	–

Source: ANAC ("Anuário de Transporte Aéreo 2018") (1) MIA, FLL, MCO.

BEST-POSITIONED TO CONNECT INTRA-SOUTH AMERICA

Highlights

- GOL is #1 in the BR-AR corridor
- Highly connective international network
- The right aircraft (737 MAX): range to serve destinations outside S.A.
- Partnerships to leverage GOL's positions (Florida)

New International Bases

Cancun   Lima

15 new destinations in 2019

International ASK as % of GOL's total



11.7
14.1
14.4
2018
2019E
2020E



FOR
BSB
GIG
GRU
FOR
BSB
GRU
GIG

GOL's
5Gs



Great Market
Great Management
Great Product
Great Operating Model
Great Value Creation Plan



ON-BOARD MEAL & MAX PRESENTATION

THE 737 MAX COMPETITIVE ADVANTAGES AND RETURN TO SERVICE PLAN

JEFFREY HABER
737 MODEL LEADER

INVESTOR Briefing | BOEING

The 737 MAX Competitive Advantage and Return to Service Plan


GOL

"The best airline to travel, work and invest"

Jeffrey Haber
737 Model Leader
January 2020

What makes the 737 so popular?



BOEING
737 MAX
737

Safety has always been our highest priority



EA
737
Lufthansa
D-ABEA
BOEING 737



Stop
FOD

From the first delivered 737 in 1968…

… to the upcoming MAX 10

Innovative engineering





The 737-100 stream tube nacelle – placing the engines in aerodynamic pods directly under the wing

The LEAP-1B nacelle – inspired by 787 aerodynamic efficiency

Simple and reliable designs





737-200 main landing gear and doors – doors attached directly to the gear – no mechanical door mechanisms required

737-8 main landing gear and doors - doors attached directly to the gear – no mechanical door mechanisms required

A platform for new technology



737-200 flight deck – the best of the 1960s


737 MAX

737-8 flight deck – for 2017 and the future

If you’ve ever flown at all, you’ve flown on a 737



30+ billion

passengers so far…


GOL
BOEING 737 MAX

What is the MAX competitive advantage?

Built on continuous innovation


21%
Fuel reduction
737 Classic
EIS 1984
Next Generation 737
EIS 1998
737 MAX
EIS 2017
6%
Fuel reduction
15%
Fuel reduction
2001 Blended winglets
2008 Carbon brakes
2011 Perf. improvements
2017 New engine &
AT winglet
1980
1985
1990
1995
2000
2005
2010
2015
2020
Interior upgrades
Aerodynamics cleanup—wing-to-body fairing
Fuel-burn improvements
2012 Winglets
2015 New engine
A320 Series
EIS to compete
with 737 Classic
A320neo
Launched to
compete with
737NG

737 MAX innovation leverages Boeing's DNA


1980
1985
1990
1995
2000
2005
2010
2015
2020
Flight deck
Wing design
100% Digital design
Interior
Flight deck
Nacelles

The MAX is much more weight efficient


Relative OEW/seat, %
2%
0%
-2%
-4%
-6%
-8%
-10%
Base
Base
Base
3% lighter
5% lighter
A319neo
140 seats
737-7
153 seats
A320neo
165 seats
737-8
178 seats
A321neo
204 seats
737-9
193 seats
737-10
204 seats

Any MAX flies further than any NG



737-700
+1,000 nmi
737 MAX 7
(+12 pax)
737-800
+550 nmi
737 MAX 8
737-900ER
+600 nmi
737 MAX 9*
737-900ER
+400 nmi
737 MAX 10
(+11 pax)



* One aux tank

The power of MAX commonality

Same

- Pilot pool
- Type rating
- Maintenance plan
- Engine type
- Handling qualities as the 737NG

Best

- Reliability in the industry (99.7%)
- Spares commonality, 98% across the family


SEATS
210
205
200
195
190
185
180
175
170
165
160
155
150
145
140
6%
8%
16%
737 MAX 10
204 seats
737 MAX 9
193 seats
737 MAX 8
178 seats
737 MAX 7
153 seats

The 737 MAX family establishes a new benchmark for low operating costs


Worse
Relative
cash operating
cost per seat
Better
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
A220-100
(115)
A319neo
(140)
737-700
(141)
A220-300
(140)
737-7
(153)
A320neo
(165)
737-800
(178)
737-900ER
(193)
A321neo
(204)
737-8
(178)
737-9
(193)
737-10
(204)
Better
Relative cash operating cost
per trip
Worse

High-density two-class seating ( ), 800-nmi trip,
2018 US dollars, $2.50 per US gal

GOL has best-in-class aircraft utilization


Daily Aircraft Utilization | 3Q19
(Block Hours)
12.6
12.0
11.9
11.7
11.5
11.0
10.9
10.9
10.1
Average 11.4
GOL
RYANAIR
jetBlue
Azul
CopaAirlines
Southwest
WESTJET
easyJet
LATAM AIRLINES

Source: Latest company filings, FAA and ICAO

Now, the MAX family is complete and ready to help GOL even more


BOEING
737

737 MAX 10 rollout



A proud team

What is the Speed Trim System on the 737 MAX and what are the latest enhancements?


BOEING
737
737 MAX

The Speed Trim System has been on the 737 for a long time


737 Classic
Speed Trim System (STS)
Speed Trim Function
737NG
Speed Trim System (STS)
Speed Trim Function
Speed Trim Mode
High AOA Mode
737 MAX
Speed Trim System (STS)
Speed Trim Function
MCAS Function
Speed Trim Mode
High AOA Mode

Speed Trim ensures predictable handling characteristics

MCAS is not an anti-stall system

How the MCAS function works



Stabilizer Trim Switches (2)
Control Stand
Stabilizer Trim Motor
Stabilizer Trim Wheels (2)
Manual Cable
To FCC
Stabilizer Trim Cutout Switches
Pitot Probe (3)
MCAS Command
From trim switches
Total Pressure
AOA, CAS and Mach
Vane Angle
Flight Control Computer (2)
ADIRU (2)
Angle of Attack sensor (2)

Enhancements improve fault tolerance and pilot authority

Software

MCAS now compares input from two AOA sensors before activating.

MCAS will only respond if data from both sensors agree that angle of attack is high.

MCAS will activate once per high angle-of-attack event.

The two Flight Control Computers continuously monitor each other's stabilizer trim controls.

Crew Alerting


FEEL DIFF PRESS
SPEED TRIM FAIL
MACH TRIM FAIL
AUTO SLAT FAIL
SPOILERS

Mandatory Pilot and Maintenance Training



BOEING

Flight Crew Operations Manual Bulletin
for
The Boeing Company

The Boeing Company
Seattle, Washington 98124-2207

737

Number: TBC-19
IssueDate: November 6, 2018

Airplane Effectivity: 737-8 / -9

Subject: Uncommanded Nose Down Stabilizer Trim Due to Erroneous Angle of Attack (AOA) During Manual Flight Only

Reason: To Emphasize the Procedures Provided in the Runaway Stabilizer Non-Normal Checklist (NNC).

Information in this bulletin is recommended by The Boeing Company, but may not be FAA approved at the time of writing. In the event of conflict with the FAA approved Airplane Flight Manual (AFM), the AFM shall supersede. The Boeing Company regards the information or procedures described herein as having a direct or indirect bearing on the safe operation of this model airplane.

THE FOLLOWING PROCEDURE AND/OR INFORMATION IS EFFECTIVE UPON RECEIPT

Background Information

The Indonesian National Transportation Safety Committee has indicated that Lion Air flight 610 experienced erroneous AOA data. Boeing would like to call attention to an AOA failure condition that can occur **during manual flight only**. This bulletin directs flight crews to existing procedures to address this condition.

In the event of erroneous AOA data, the pitch trim system can trim the stabilizer nose down in increments lasting up to 10 seconds. The nose down stabilizer trim movement can be stopped and reversed with the use of the electric stabilizer trim switches but may restart 5 seconds after the electric stabilizer trim switches are released. Repetitive cycles of uncommanded nose down stabilizer continue to occur unless the stabilizer trim system is deactivated through use of both STAB TRIM CUTOUT switches in accordance with the existing procedures in the Runaway Stabilizer NNC. It is possible for the stabilizer to reach the nose down limit unless the system inputs are counteracted completely by pilot trim inputs and both STAB TRIM CUTOUT switches are moved to CUTOUT.

Boeing Proprietary. Copyright © Boeing. May be subject to export restrictions under EAR. See title page for details.

November 6, 2018 D6-27370-MAX-TBCNFF B-19 Page 1 of 2

We will work with our customers to restore trust and confidence in Boeing


GOL

THE OBJECTIVE IS TO RESTORE PUBLIC TRUST IN THE 737 MAX AND REBUILD CONFIDENCE IN BOEING AMONG ITS CUSTOMERS.

41 regulators and leading aviation organizations are providing direction and oversight

- Airplane software
- Flight crew procedures
- Required maintenance
- Flight & maintenance training
- Simulators
- Minimum equipment list
- Certification standards



Global industry engagement key to a robust enhancement & return to service plan

Extensive development and testing
- 50+ man-years engineering work
- 1100+ flights (2,000+ flight hours)

250+ simulator sessions
- 545 pilots
- 140 operators

20 regional conferences
- 1,100 participants
- 250 organizations including airlines, lessors/bankers

Broad Boeing & supplier engagement
- Boeing Commercial, Defense, Space & Services
- CFM, Collins and other 737 suppliers

737 MAX Return to Flight Path


Boeing develops software and training updates
FAA eCab Simulator Certification Session to ensure software system performs
FAA Line Pilots Crew Workload Evaluation
FAA conducts certification flight(s)
Boeing submits final certification deliverables to FAA
Joint Operational Evaluation Board (JOEB) finalizes training requirements
Regulators certify software and training updates
Airlines load software and schedule pilot trainings; customers prepare for RTS
Regulators lift 737 MAX groundings
Airlines return 737 MAX to service
Boeing resumes 737 MAX deliveries
Regulators certify software and training updates
Airlines load software and schedule pilot trainings; customers prepare for RTS
Regulators lift 737 MAX groundings
Airlines return 737 MAX to service
Boeing resumes 737 MAX deliveries

- Process depends on global regulators
- Timing may vary from region to region

As Nov. 25, 2019


GOL

Boeing Return-to-Service Support Plan – Preparations

- Treat RTS like the MAX Entry Into Service with onsite support
- Multi-function Operations Center 24/7 737 MAX dedicated support
- Spares positioning support
- Depreservation dedicated support for RTS
- Ferry Flight and Check Flight Support

Multiple Communication Options to Support Operators

For the first revenue flights, Boeing will collaborate with customers on the appropriate level of involvement…

- Participation in gate events at departure and destination
- Boeing leaders board first flights
- Local media and consumer influencer engagement
- Peer-to-peer meetings with pilots, crew and frontline employees
- Print materials and displays for travelers

Return to Service – Helping the Customer with MAX Toolkits

1. Key points (crew, passenger, pilots)
2. FAQs (crew, passenger, pilots)
3. Infographics (passengers, pilots)
4. 3x5 reference cards (passengers, pilots)
5. Scalable, tailored and available in 16 languages



BOEING
Safely returning the 737 MAX to the skies
What Happened
How Boeing and Regulators Have Addressed
We're confident that with these updates, the 737 MAX is among the safest airplanes ever to fly.

Enhanced Digital Presence and Social Responsiveness

Updated 737MAXupdates.com and ongoing one-to-one social engagement

- Created engaging, consumer-friendly content with ability to drill down for detailed info
- Built with next 6-12 months in mind; will serve as complete repository for all RTS materials
- Developed best practices and other guidance materials to inform our social engagement approach


BOEING
737 MAX Updates
THE LATEST NEWS, STATEMENTS, AND INFO
CHICAGO, Nov. 11, 2019 – 737 MAX Progress
to service of the MAX and supporting our airlin
working closely with the FAA and other regulat
and safe return to commercial service, and we
Read more
Mahesh
@tw_mahesh
Follow
Replying to @Boeing
Is this another software update? Where are the technical details of this update can be found? Will the current update ensure safety? Is this just a software fix or any other design or material flaws.. its all about Life in Air and uncertainty! Already lost many lives!
The Boeing Company
@Boeing
replying to @tw_mahesh
Hi Mahesh – yes, we've built additional redundant features into the updated MCAS system to ensure that accidents like this will never occur again. To learn more about these changes, visit www.737MAXUpdates.boeing.com. Thank you.

737 MAX Employee voices - Video series featuring Boeing employees



BOEING

Videos are available at: http://www.boeing.com/commercial/737max/737-max-update.page#/employees

Confidence Campaign - The Power of the Pilot Voice

Power of Human Stories

- Capture pilot stories in their language
- Leverage appropriate pilot voices for specific markets

Power in Numbers

- Arrange group photo of airline pilots; deploy via regional ads, social posts
- Create video of Day 1 deliveries and deploy via digital channels

Power of Partnerships

- Airline leads the dissemination of testimonials; Boeing amplifies
- Share through blogs, influencers, trade associations, etc.



Boeing people are proud of what they do to make airplanes better



"The MAX accidents make me more sad than anything in my career at Boeing. Every day, I am committed to making the best airplanes in the world. And now the 737 will be even better."

- Jeff, a 30 year Boeing employee

“Passengers are counting on us”


GOL


737 MAX

GOL

GOL can count on us too!


UNIVERSITY OF
SAN FRANCISCO
UNIVERSITY OF
SAN FRANCISCO

FINANCIAL STRATEGIES & VALUE CREATION

RICHARD LARK
EVP & CFO

INVESTOR Briefing | GOL

GOL IS BRAZIL'S LCC


GOL
BOEING 737 MAX

1 Efficient single fleet type
(aircraft configuration, type and size optimizes cost per seat and creates market flexibility)

2 Highest utilization
(13 block hours/day)

3 Lowest Unit Cost
(global standards of competitiveness)

4 Most competitive
(Competitors cannot viably offer the Lowest Fares)

5 LCC model always wins
(increased network scale and passenger flow)

DISCIPLINED GROWTH & COST CONTROL

Increased Scale



(%)
(R$ cents)
77.2%
77.5%
22.4
77.5%
72.1%
24.1
79.7%
72.1%
23.7
80.0%
70.1%
27.7
82.1%
68.4%
30.6
2015
2016
2017
2018
9M19
Load Factor
Breakeven Load Factor
Yield

Cost Control + RASK Premium



(R$ cents)
19.7
20.0
13.4
21.3
19.7
14.0
22.1
20.0
14.4
23.8
20.8
14.1
26.6
22.3
14.3
2015
2016
2017
2018
9M19
RASK
Operating Expenses per ASK
Operating Expenses (ex-fuel) per ASK

BENCHMARKING | GOL & PEERS

Unit Costs adjusted by Average Stage Length / ASM
(CASM, US$ cents)



Fuel
Variable Costs*
Fixed Costs*
7.32
2.77
2.50
2.05
9.11
3.44
2.63
3.03
10.31
2.47
5.55
2.29
10.92
3.60
2.83
4.49
11.80
3.02
4.83
3.95
12.70
2.92
4.27
5.51
12.98
4.05
4.09
4.84
13.33
3.87
4.42
5.03
14.69
3.79
5.28
5.62

Operating Costs / Net Revenue
(total, %)



83.1
85.9
86.1
87.9
90.1
92.6
92.7
93.3
93.4

(*) "Other Costs" were allocated in 50% Fixed / 50% variable
Notes: GOL and other companies LTM 3T19; Average exchange rates of each period.

COST COMPETITIVITY | GOL & RYANAIR

CASM (2018) adjusted by average stage length

Brazil Specific Framework:
73% of difference


18,66
1,72
0,24
0,95
73 %
Ryanair
% of difference
43 %
6 %
24 %
VAT+ Import tax parity + maintenance taxation
Landing Fees + Cancelled Flights
Infrastructure limitations

GOL Particularities:
27% of difference


0,40
0,44
0,25
27 %
22,67
CASK GOL
9 %
11 %
6 %
Product
Loyalty Program
LOPA

GOL = **Unique Value Proposition versus other Low-cost Carriers**

- Internet, Movies, Live TV
- USB and In-power Seat
- Onboard Magazine
- Domestic Lounge
- Best Customer Proposition
- More Legroom and Recline
- Free Snacks and Beverages
- Differentiated Onboard Service

GOL'S UNIT COST ADVANTAGE

Cost and operating expenses breakdown

(9M19)



15% Depreciation and amortization
1% Other revenues and expenses
5% Maintenance, materials and repairs
20% Salaries, wages and benefits
6% Sales and marketing
6% Services provided
5% Passenger costs
35% Aircraft fuel
7% Landing fees
GOL

CASK, stage length adjusted (US$ cents/ASK)



Lowest Fuel Consumption in Latin Am.
Liter of Fuel / ASK (3Q19)
2.89
3.02
3.23
3.29
3.81
GOL
Copa
Latam Hold.
Azul
Avianca Hold.
13
12
11
10
9
8
7
6
5
4
1Q14
3Q14
1Q15
3Q15
1Q16
3Q16
1Q17
3Q17
1Q18
3Q18
1Q19
3Q19
Latin Comps
Brazil Comps
GOL

Source: ANAC and Company filings.

BENCHMARKING | GOL & PEERS

Productivity and Profitability (LTM 3Q19)

Operating Revenue / Aircraft
(US$ MM)


31.8
27.7
25.8
21.6
LATAM AIRLINES
GOL
CopaAirlines
Azul

RASM – CASM
(US$ cents)


1.9
1.8
1.1
0.9
GOL
Azul
CopaAirlines
LATAM AIRLINES

EBITDA Margin
(%)


29.1
25.9
19.5
16.8
GOL
Azul
LATAM AIRLINES
CopaAirlines

Notes: GOL and other companies LTM 3T19 | Average exchange rates of each period.

EARNINGS GROWTH

IFRS (R$ million)	2017	2018	9M18	9M19	Translation (US$)
Net Income[4]	101	425	52	535[3]	138
% Margin	*1.0%*	*3.7%*	*0.6%*	*5.3%[3]*	*5.3%*
Cash Earnings[2]	**606**	**1,659**	**941**	**1,804**	**464**
% Margin	***5.9%***	***14.5%***	***11.5%***	***17.9%***	***17.9%***
Diluted Earnings per Share[4]	0.29	1.21	0.15	0.83[3]	0.21
Diluted Earnings per ADS (US$)[4]	**0.18**	**0.66**	**0.08**	**0.43[3]**	**0.43**

(1) Assuming average exchange rate of R$3.887/US$ as of 9M19; (2) Assuming average exchange rate each year (R$/US$): 2017-3.193, 2018-3.655, 9M18-3.544, 9M19-3.887; (3) Recurring; (4) Excluding gains and losses on currency and Exchangeable Notes.

BENCHMARKING | GOL & PEERS

GOL is among the world's most profitable carriers[1]

Company	Net Income[2,3] (US$MM)	Net Income Margin (%)
GOL	**253**	**7%**
RYANAIR	1,000	11%
AirAsia	(91)	-3%
Southwest	2,441	11%
jetBlue	641	8%
easyJet	445	6%

(1) Company Filings LTM September 30 2019; (2) Assumes average period exchange rates
(3) GOL Net Income excludes gains and losses on currency and exchangeable notes.

WE ARE NOT DONE YET!

Operating profit per aircraft should improve with new, larger aircraft

Indicator[2]	GOL Fleet 2019E	GOL Fleet 2020E	Var. %
# Aircraft (End of Period)	137	140	2.2%
Average Seats / Aircraft (Year Average)	170	187	5.1%
Average Cost / Seat (R$000)[1]	489	503	2.8%
Average Operating Profit / Seat (R$000)[1]	100	118	17.7%

(1) Considering average seats for the period; (2) Cost and operating profit are based on GOL's 2019 and 2020 public guidance

STRONG CASH FLOW GENERATION

IFRS (R$ 000)	Year Ended December 31		9M Ended Sept 30	
	2017	2018	2018	2019
Operating Cash Flow	1,722	2,264	1,462	2,202
% of Net Revenues	*16.7%*	*19.8%*	*17.8%*	*21.9%*
Total Liquidity[1] at the end of the period	3,187	2,980	2,980	**4,034**

(1) Total liquidity defined as the sum of cash, cash equivalents, short term investments and restricted cash.
(2) Cash Earnings defined as Net Income plus depreciation and amortization

CREDIT RATING OUTLOOK

GOL Risk is not Reflected



Net Leverage (x)
5.5x
5.0x
4.5x
4.0x
3.5x
3.0x
2.5x
2.0x
1.5x
1.0x
0.5x
0.0x
(0.5x)
(1.0x)
TAP
American Airlines
LATAM
Turkish Airlines
SAS
Azul
Virgin Australia
GOL (w/ Perp.)
GOL
GOL (expected rating according to peers' average)
Jet Blue
United Airlines
Delta
Alaska
Air Canada
IAG
Lufthansa
Easy Jet
Southwest
B-
B
B+
BB-
BB
BB+
BBB-
BBB
BBB+
A-
A
A+

GOL's ratings continue to represent a material disconnect to its peer group, in spite of metrics reflecting BB credit risk

Source: Companies' filings.

LEVERAGE COMPARISON

Sep 30, 2019

Indicator	GOL	Azul
Gross Debt	14,514	13,281
Gross Debt ex-perpetual	13,949	13,281
EBITDA LTM[1]	4,103	3,135
Gross Debt / EBITDA LTM[1]	3.5x	4.2x
Gross Debt ex-perps / EBITDA LTM[1]	3.4x	4.2x

(1) 3Q19 LTM includes 4Q18 adjusted by IFRS16
Source: Appraiser blue books as of July 30, 2019

OUR FINANCIAL POLICIES

The right policies: liquidity, capital, risk, profitability and returns

Directives

- Competitive advantage
- Value creation drivers
- Sustainable growth
- Equilibrium
- Returns through the cycle

Policies

- Margins
- Capital Structure



Controle
s e Engenharia

Targets

- CASK 25% lower than closest peer
- Top share of wallet; best margin markets
- Sustainable growth > industry growth
- Op. cash flow > capex and debt service
- BB credit rating

OUR FINANCIAL POLICIES

Financial policies focused on value creation

Asset finance policy

- Matches USD assets and USD liabilities
- Aircraft acquisition: long term & below market costs
- Air transportation: passenger receivables financed by suppliers
- Loyalty program: sales of miles financed by customers

Leverage policy

- Conservative long-term capitalization
- Public market equity sources
- Net financial debt of 3x (mid-cycle)
- EBITDA margin of 28% (mid-cycle)

Risk management policy

- Matches cash flows
- Complements capacity and revenue management.
- Foreign exchange, oil price and interest rates
- Books cover up to 24 months of exposure
- Adequate credit lines in place

APPROACH TO CAPITAL & GROWTH

Maximizing shareholder value and minimizing cost of capital

Discipline, optimal capital structure, and delivering sustainable returns to shareholders

Investment in growth will maximize long-term shareholder value by:

- Leveraging GOL's competitive advantages
- Succeeding in growth markets
- Improving GOL's ROIC
- Aligning with our brand values and vision

Mix of debt and equity that minimizes WACC

- Consistent with credit metrics between BB- and BB
- Debt reduction and improvement in sustainable earnings → credit rating back to BB-.
- Reduced earnings volatility


Financial Leverage and WACC
WACC (pre tax)
GOL
B1/B
Target Range
BB+
BB-

GOL'S CAPITAL STRUCTURE

2020-2023 Plan

Fleet transformation

- Maintenance capex: lower by modernization of fleet
- Building free equity on 60% of 135 MAX order


GOL

Liability management

- +R$2 Bn debt reduction
- +R$300 MM annual interest expense reduction
- No relevant maturities in next 5 years
- Access to diverse funding sources

Optimizing balance sheet

- 100% CAPEX financing for PDPs and engine overhaul
- Improving working capital and availability of credit
- Maximize use of capital deployed and tax credits
- Improved interest coverage
- Credit rating back to BB-

THE GOL CONVERT

Unique Tool for LM

GOL's Convertible Notes Price


140
130
120
110
100
90
80
132
106
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19

Trading above par since June 2019

Competitive Advantage for GOL

1. GOL has a reference Shareholder
2. Issue track record
3. Optimal capital structure
   - *Bank loans*
   - *Leases*
   - *Senior Notes*
   - *Perpetual notes*
   - *Convertible notes*
   - *Equity*

GOL ASSET MANAGEMENT

Hidden Source of Equity Value for GOL

737NG: Consistent, Reliable Source of Liquidity

- GOL has unlocked considerable value to shareholders from aircraft monetizations
- Significant off-balance, hard-currency equity in fleet
- One of the largest airplane buyers in the world, GOL is building free equity with fleet transformation



(R$ million)
272
9
2016
25
-280
914
20
2018
8
-229
420
11
2020
17
-190
Gains on NGs
Redelivery Costs

Remaining 11 NGs have potential equity generation of over **~R$500mm**

Source: Companies' fillings. (1) Considers about US'$100mi free equity for remaining 11NGs under financial leases.

OUR AIRCRAFT FINANCING PLAN

137 Total Fleet **158 Total Fleet**

2019

126 - OL
11 - FL


9%
91%
44%
56%

2025 Plan

89 - OL
69 - FL

Executed

Year	Type	Qty
2018	SLBs	5
2019	SLBs	5
2020	Finance Leases	4
	Total	**14**

69 MAX aircraft from 2020 to 2024

Leasing Firms,
Banks with ECAs and Insurers,
JOLCOs, EETCs

Deliveries	737 MAX-8	737 MAX-10
2020	4*	-
2021	15	-
2022	12	4
2023	11	6
2024	12	5

** Does not include 2019 delayed deliveries.*

GROUP CONTRIBUTIONS

Business	2019 Contribution to	
	Net Revenue	EBITDA
Passenger (GLA)	91%	76%
Loyalty (SMILES)	6%	18%
Cargo (GOLLOG)	3%	6%
MRO (AEROTECH)	< 1%	< 1%
TOTAL	**100%**	**100%**

PROPOSED SMILES INCORPORATION

Transaction Overview


Current Structure
Free Float (GOL)
Controlling Shareholder (GOL)
GOL
Free Float Smiles
47%
53%
100%
Smiles
GLA
Free Float (GOL + Smiles)
Controlling Shareholder (GOL)
GOL
100%
GLA
100%
Smiles
Proposed Structure

GOL'S TRADING LIQUIDITY

Daily Liquidity of GOL shares



NYSE
B3
US$ MM/day
US$ 16 MM/day
US$ 40 MM/day
US$ 59 MM/day
100
90
80
70
50
40
30
20
10
-
jan-18
fev-18
mar-18
abr-18
mai-18
jun-18
jul-18
ago-18
set-18
out-18
nov-18
dez-18
jan-19
fev-19
mar-19
abr-19
mai-19
jun-19
jul-19
ago-19
set-19
out-19
nov-19
dez-19

Daily Liquidity of Latin American Airlines (2S2019)



US$ MM/day
70
60
50
30
20
10
-
$59
$55
$31
$13
$4
$0.6
$0.3
GOL
Azul
Copa Airlines
LATAM
volaris
Avianca
AEROMEXICO

Source: Thomson Reuters

GOL'S VALUE CREATION PLAN

Aircraft acquisition

- Higher efficiency by transition to MAX
- Hard-currency equity
- Unlocking fleet equity via MAX finance leases



Air transport (passenger and cargo)

- Optimizing RASK and driving lowest CASK
- Best-in-class customer experience
- Resilient business model
- High operating efficiency
- Product investments already made

Customer loyalty

- Emotion x GOL brand preference, and better engagement
- Platform for innovation led growth
- Leverage assets and capabilities

Smiles

OPPORTUNITY FOR ASYMMETRIC RETURNS

Attractive Opportunities

Attractive opportunities from the leader in the Brazilian air passenger transportation sector

Enhanced Liquidity

Value entry point with near-term protection through enhanced liquidity:

- Early innings of a Brazil macro recovery
- One of the fastest growing aviation markets
- Unencumbered assets
- Multiple partnerships

Airline Activity

Asymmetric returns as Brazil's airline activity resumes

Balance Sheet

Cash generation to further strengthen the balance sheet

GOL'S VALUE CREATION PLAN

Return on equity (ROE)*							
	Asset Turnover	x	Net Profit margin	x	Leverage	=	ROE
2019E	1.1		10.0%		1.5x		17%
2020E	1.2		13.0%		1.3x		20%

TARGET = 25%

(*) Based on DuPont analysis. Normalizes earnings excluding gains and losses on currency and exchangeable senior notes.

BENCHMARKING: EARNINGS GROWTH

GOL has higher growth rate

Indicator	GOL	RYANAIR	Southwest	jetBlue
EBITDA (US$ MM)	940[2,5]	1,813[2]	4,377[2]	1,327[2]
EBITDA Margin	27.4%	19.5%	19.5%	16.5%
Net Income (US$ MM)	125[4]	1,001	2,441	577
Net Income Margin	3.6%	10.8%	10.9%	7.2%
Projected EPS Growth[1]	94.8%	17.2%	6.4%	15.8%
P/E 2020 (x)	14	19	11	8
P/E 2021 (x)	9	15	10	7
PEG Ratio (x)[3]	0.2	1.1	1.8	0.5

(Source: Company filings and Factset as of January, 2020; LTM data as of 3Q19; (1) Considering EPS CAGR 2019-2021; (2) Translated to US Dollars at average exchange rate LTM Sep19 / US$1.00 R$3.8674 / US$1.00 €0.8866; (3) P/E 2020 divided by 3-year EPS projected growth (CAGR); (4) Excluding gains and losses on currency and exchangeable notes; (5) Recurring

PRELIMINARY RESULTS FOR 2019

4Q19

- Fleet Increase (vs. 3Q19): 13 aircraft
- Fleet Increase (vs. 4Q18): 17 aircraft
- 6% increase in ASKs
- 82% load factor
- R$4 billion net revenues
- R$ 13.6 cent non-fuel CASK (recurring)
- Diluted EPS of R$0.60 (EPADS of US$0.30)

	2019 FY Previous	2019 FY Prelim.
ASK Growth	~9%	~6%
Load Factor	~81%	~82%
Net Revenues	~R$13.7 billion	~R$13.8 billion
CASK ex-fuel	~14.5 cents (R$)	~14.2 cents (R$)
EBIT Margin	~17%	~19%
Diluted EPS	~R$0.90	~R$0.90

	2019 FY Prelim.
ASK – Domestic (% change)	~4
ASK – International (% change)	~27
Seats, System (% change)	~6
Departures, System (% change)	~4
EBITDA margin (%)	~31
Net Debt[4] / EBITDA (x)	~2.7x
EPADS, fully diluted[2,3] (US$)	~0.45

(1) Revenue of cargo, loyalty, buy-on-board and other ancillary revenues; (2) Recurring; (3) Excluding currency gains and losses and Unrealized losses on Exchangeable Senior Notes; (4) Excluding perpetual bonds;

2020 CAPACITY PLAN

GOL Fleet	Seats	Avg. Operating	EoY Operating	Vs. 2019
737 MAX-8	186	15	**23**	+23[2]
737-800 NG[1]	186	94	**95**	-11
737-700 NG	138	22	**22**	-2

ASK Mix	% Mix	Growth 2020/2019
Domestic	86%	+6 to 9%
International	14%	+15 to 20%
Total		**+7 to 9%**

(1) EoY 2020 – Considers 4 aircraft in Subleasing TAV (737/800 NG) + 2 Subleasing to be defined
(2) In 2019 the B737/8 MAX were not considered operational EoY

LOOKING FORWARD

Excellent Growth Prospects

Indicator	2020E
ASKs, System (% change)	7 to 9
- Domestic	6 to 9
- International	15 to 20
Total net revenues (R$ billion)	~15.5
Net Debt[3] / EBITDA (x)	~2.4x
EPS, fully diluted[1,2] (R$)	2.80 a 3.30
EPADS, fully diluted[1,2] (US$)	1.40 to 1.65

(1) Recurring; (2) Excluding currency gains and losses and Unrealized losses on Exchangeable Senior Notes;
(3) Excluding perpetual bonds

COMMUNICATION WITH INVESTORS

GOL is an investor relations benchmark

Respect to fundamental principles

- Access to information (English/Portuguese)
- Equal treatment
- Transparency


GOL
THE LARGEST AIRLINE IN NUMBER OF PASSENGERS TRASPORTED IN BRAZIL

Fair disclosure and best practices

Benchmark and enhanced responsiveness and transparency


1Q19 Highlights
GOL
1Q19 EARNINGS RESULTS

Agenda 2020

- Investor Briefings: 2
- Conferences: 25
- Feb 20: 4Q19 results

GOL's 5Gs


Great Market
Great Value Creation Plan
Great Management
Great Operating Model
Great Product



CONGRATULATIONS ON EARNING YOUR GOL 2020 WINGS!



YOU HAVE BEEN BRIEFED

THANK YOU